Wilson Sonsini Goodrich & Rosati PROFESSIONAL CORPORATION	650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811

January 17, 2005

VIA FACSIMILE: (202) 942-9594

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Kathryn Jacobson

Re:	Dolby Laboratories, Inc.: January 18, 2005 Conference Call Topics

Dear Ms. Jacobson:

Pursuant to our conversation with you on Friday, January 14, 2005, we are submitting this letter on behalf of Dolby Laboratories, Inc. (the “Company”), in anticipation of our conference call to be held tomorrow, Tuesday, January 18, 2005. As we discussed, the Company greatly appreciates the opportunity to discuss with you certain matters related to comments from the Staff of the Securities and Exchange Commission received by letter dated January 14, 2005 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-120614) originally filed with the Commission on November 19, 2004 and as amended on December 30, 2004 (the “Registration Statement”). The purpose of this letter is to describe the specific matters the Company would like to discuss with you on the Tuesday conference call in order to help the Company better respond to the Comment Letter.

We anticipate the following persons will attend the conference call: Janet Daly, the Company’s Chief Financial Officer; Barbara Carbone and either Jon Guthart or Terry Iannaconi from the Company’s independent accounting firm, KPMG LLP; and Tom DeFilipps and myself from Wilson Sonsini Goodrich & Rosati.

We would like to discuss with you two matters on the conference call:

•	The inclusion of pro forma consolidated statements of operations data for fiscal 2002 and fiscal 2003 in the Registration Statement (Comment 5 to the Comment Letter); and

•	Certain matters related to stock-based compensation (Comments 11-21 to the Comment Letter).

Securities and Exchange Commission

January 17, 2005

Inclusion of Fiscal 2002 and Fiscal 2003 Pro Forma Financial Data

As indicated in our letter to the Commission dated December 30, 2004, the Company believes that the inclusion in the prospectus of pro forma financial data for fiscal 2002 and fiscal 2003, in addition to the inclusion of pro forma financial data for fiscal 2004 and any interim period, is required under the accounting literature cited in the December 30 letter (see Response 27 in such letter). Furthermore, the Company believes that the inclusion of more than one year of pro forma financial information in the prospectus is helpful disclosure for the Company’s prospective investors because the pro forma financial statements present the Company’s results of operations the way the Company will be situated once the offering is completed and will facilitate their evaluation of the Company’s potential for performance in future periods. Moreover, without the pro forma financial information for fiscal 2002 and fiscal 2003, potential investors might be misled and incorrectly infer that the Company’s earnings growth from fiscal 2003 to fiscal 2004 was higher than it actually was, because there would be no comparable fiscal 2003 pro forma financial statement information to compare to the fiscal 2004 pro forma financial statements. The same problem would exist with respect to the fiscal 2002 financial results if the pro forma financial statements for fiscal 2002 were not included in the prospectus. The Company appreciates the opportunity to discuss these matters further with you on Tuesday’s conference call.

Stock-Based Compensation Matters

As indicated in our letter to the Commission dated November 29, 2004 (the “November Letter”), in connection with the preparation of the financial statements necessary for the filing of the Registration Statement, the Company reevaluated the stock options and stock awards granted subsequent to the beginning of fiscal 2004, and, with the benefit of hindsight and analysis of the factors discussed in the November Letter, concluded that the equity awards granted during this period contained a compensatory expense element that should be recorded in the Company’s financial statements. As explained in the November Letter, in determining the fair market value of the Company’s Class B common stock at the time the equity awards were originally granted, the Company’s Board of Directors (the “Board”) relied primarily on independent third-party valuation reports that the Company had commissioned each year. However, the valuations of the Company reported by the independent third parties were substantially less than the valuation that the Company’s underwriters discussed with the Company in connection with its preparations for an initial public offering. The Board believed that it could not ignore the wide discrepancies in valuation in determining whether the equity awards granted during this time had a compensatory element that should be reflected on the Company’s financials. As a result, the Board reassessed the value of the equity awards granted during this period. Given that the Board had received the

Securities and Exchange Commission

January 17, 2005

advice of the underwriters regarding the expected valuation of the Company in connection with its initial public offering, the Board believed that using the midpoint of the expected initial public offering range as a value for the Class B stock at the time of filing the Registration Statement and determining appropriate discounts to such price at each time equity awards were granted during the preceding 14 months was a reasonable methodology for reassessing the value of these awards. The Company appreciates the opportunity to discuss these matters further with you.

In addition to discussing the methodology for reassessing the value of the equity awards, the Company would like to discuss with you why it determined it was appropriate to only review the awards granted subsequent to the beginning of fiscal 2004 and not to reassess the value of the equity awards granted in prior fiscal years. In anticipation of this discussion, the Company wishes to inform the Staff that of the 1,979,000 shares of Class B common stock subject to awards granted in fiscal 2003, only 171,000 shares (less than 10% of the shares subject to awards granted in fiscal 2003) are subject to awards granted subsequent to December 31, 2002. This was one of the principal factors for the Board’s determination that reevaluating the value of only those awards granted subsequent to the beginning of fiscal 2004 was reasonable.

*****

Securities and Exchange Commission

January 17, 2005

We look forward to talking you on Tuesday regarding these matters. Please call me at (650) 320-4597 or Tom DeFilipps of this office at (650) 320-4697 with any questions you may have.

Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Bill Jasper

Marty Jaffe

Mark S. Anderson, Esq.

Janet Daly

Dolby Laboratories, Inc.

Thomas C. DeFilipps, Esq.

Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barbara Carbone

KPMG LLP